EXHIBIT 11.2

LANDSTAR SYSTEM, INC. AND SUBSIDIARY

CALCULATION OF DILUTED EARNINGS PER SHARE

(In thousands, except per share amounts)

(Unaudited)

	Twenty Six Weeks Ended		Thirteen Weeks Ended

	June 28,	June 29,	June 28,	June 29,
	2003	2002	2003	2002

Net income	$ 23,725	$ 20,762	$ 13,566	$ 12,248

Average number of common shares outstanding	15,713	16,223	15,652	16,252

Plus : Incremental shares from assumed exercise
of stock options	609	606	575	662

Average number of common shares and common
share equivalents outstanding	16,322	16,829	16,227	16,914

Diluted earnings per share	$ 1.45	$ 1.23	$ 0.84	$ 0.72